FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

Report of Foreign Issuer

08 January 2009

File no. 0-17630

               Acquisition

CRH public limited company
Belgard Castle, Clondalkin,
 Dublin 22, Ireland.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F X     Form 40-F

(Indicate by check mark whether the  registrant  by furnishing  the  information contained  in this  Form is  also  thereby  furnishing  the  information  to the
Commission  pursuant to Rule  12g3-2(b)  under the  Securities  Exchange  Act of  1934).

Yes      No X

(If "Yes" is marked,  indicate below the file number  assigned to the registrant in connection with Rule 12g3-2(b): 82-________).

Enclosure: Acquisition

N E W S R E L E A S E

8 January 2009

CRH PURCHASES SHAREHOLDING IN YATAI CEMENT, CHINA

CRH plc, the international building materials group, announces completion of its acquisition of a 26% shareholding in the Jilin Yatai Group's cement operations (Yatai Cement), for RMB 2.1 billion (euro 224 million), details of which were announced on 30 January 2008.

Yatai Cement's operations comprise 4 integrated cement plants and 4 separate grinding stations in Jilin and Heilongjiang provinces in north eastern China, with a current cement capacity of 14 million tonnes per annum. The group's major investment programme is well advanced and is expected to be completed in late 2009 when cement capacity will increase to 18 million tonnes per annum.

Yatai Cement is the leading player in the north eastern provinces and is a top-10 cement supplier in China.

Contact CRH at Dublin 404 1000 (+353 1 404 1000)

Myles Lee, Chief Executive
Albert Manifold, Chief Operating Officer
Glenn Culpepper, Finance Director
Éimear O'Flynn, Head of Investor Relations
Maeve Carton, Group Controller

CRH plc, Belgard Castle, Clondalkin, Dublin 22, Ireland
TELEPHONE +353.1.4041000  FAX +353.1.4041007
E-MAIL:  mail@crh.com  WEBSITE:  www.crh.com .
Registered Office, 42 Fitzwilliam Square, Dublin 2, Ireland

SIGNATURE

Pursuant  to the  requirements  of the  Securities  Exchange  Act of  1934,  the registrant  has duly  caused  this  report  to be  signed  on its  behalf by the undersigned, thereunto duly authorized.

                                                  CRH public limited company
                                                         (Registrant)

Date: 08 January 2009

                                                    By: ___/s/ Glenn Culpepper___

G. Culpepper
                                                        Finance Director